                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               Wireless One, Inc.
-------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                    97652H10
-------------------------------------------------------------------------------
                                 (CUSIP number)

                                Arnold L. Chavkin
                             Chase Capital Partners
                         380 Madison Avenue - 12th Floor
                            New York, New York 10017
                                 (212) 622-3100
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 1, 1997
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 20 Pages)


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CUSIP No.    97652H10             SCHEDULE 13D             Page 2 of  20  Pages

     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Chase Manhattan Capital Corporation

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/

     3         SEC USE ONLY


     4         SOURCE OF FUNDS*

                        WC


     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /

     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware

                              7       SOLE VOTING POWER

       NUMBER OF                      0 (See Items 2, 5, and 6)
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        1,991,690 (See Items 2, 5 and 6)
       REPORTING
      PERSON WITH             9       SOLE DISPOSITIVE POWER

                                      0 (See Items 2, 5 and 6)


                              10      SHARED DISPOSITIVE POWER

                                      1,991,690 (See Items 2, 5 and 6)


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,991,690 (See Items 2, 5 and 6)


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        11.8%

     14        TYPE OF REPORTING PERSON*

                        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 20 Pages)


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CUSIP No.    97652H10             SCHEDULE 13D             Page 3 of  20  Pages

     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Chase Venture Capital Associates, L.P.

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/

     3         SEC USE ONLY


     4         SOURCE OF FUNDS*

                        WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /

     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        California


                              7       SOLE VOTING POWER

       NUMBER OF                      1,385,388 (See Items 2, 5 and 6)
        SHARES
      BENEFICIALLY
        OWNED BY              8       SHARED VOTING POWER
          EACH
       REPORTING                      0 (See Items 2, 5 and 6)
      PERSON WITH
                              9       SOLE DISPOSITIVE POWER

                                      1,385,388 (See Items 2, 5 and 6)

                              10      SHARED DISPOSITIVE POWER

                                      0 (See Items 2, 5 and 6)

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,385,388 (See Items 2, 5 and 6)


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.2%

     14        TYPE OF REPORTING PERSON*

                        PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 3 of 20 Pages)


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CUSIP No.    97652H10            SCHEDULE 13D            Page  4 of  20  Pages

     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Baseball Partners

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/

     3         SEC USE ONLY



     4         SOURCE OF FUNDS*

                        WC and AF


     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /

     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        New York

                              7       SOLE VOTING POWER

       NUMBER OF                      0 (See Items 2, 5 and 6)
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        393,226 (See Items 2, 5 and 6)
       REPORTING
      PERSON WITH             9       SOLE DISPOSITIVE POWER

                                      0 (See Items 2, 5 and 6)

                              10      SHARED DISPOSITIVE POWER

                                      393,226 (See Items 2, 5 and 6)

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        393,226

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        2.3%

     14        TYPE OF REPORTING PERSON*

                        PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 4 of 20 Pages)

                                Preliminary Note


                  The information set forth herein has been adjusted to reflect the names of new general partners of Chase Capital Partners and to correct a typographical error in the number of shares owned by Chase Venture Capital Associates, L.P.

Item 1.           Security and Issuer.

                  The name of the issuer is Wireless One, Inc. (the "Company" or the "Issuer"). The address of the Issuer's principal executive offices is 11301 Industriplex Boulevard, Suite 4, Baton Rouge, Louisiana 70809-4115. This statement relates to the Issuer's Common Stock, $.01 par value (the "Common Stock").

Item 2.           Identity and Background.

                  This statement is being filed by Chase Manhattan Capital Corporation, a Delaware corporation ("CMCC"), Chase Venture Capital Associates, L.P., a California limited partnership ("CVCA"), and Baseball Partners, a New York general partnership ("Baseball"). The principal offices of CMCC, CVCA and Baseball are located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  CMCC and CVCA are engaged in the venture capital and leveraged buyout business. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), which is also engaged in the venture capital and leveraged buyout business and whose principal office is located at the same address as CVCA.

                  Mitchell J. Blutt, M.D., and Jeffrey C. Walker are the directors of CMCC. The executive officers of CMCC are as follows:

                  Jeffrey C. Walker, Chairman and President
                  Donna L. Carter, Senior Vice President and Treasurer Warren P. Leonard, Vice President
                  P. Jon Masur, Vice President and Controller
                  Robert C. Carroll, Secretary
                  Mitchell J. Blutt, M.D., Assistant Secretary.


The address for each of the directors and executive officers of CMCC, each of whom is a U.S. citizen, is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017. CMCC is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation ("Chase Bank"), which in turn is wholly owned by The Chase Manhattan Corporation, a Delaware corporation ("Chase").

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen whose principal occupation is general partner of CCP and whose business address (except for Messrs. Ferguson and Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  John R. Baron
                  Mitchell J. Blutt, M.D.

                  Arnold L. Chavkin
                  David L. Ferguson
                  Michael R. Hannon

                              (Page 5 of 20 Pages)

                  Donald J. Hofmann
                  Stephen P. Murray
                  Brian J. Richmand
                  Shahan D. Soghikian
                  Jeffrey C. Walker
                  Damion E. Wicker, M.D.

Mr. Ferguson's address is c/o Chase Capital Partners, 840 Apollo Street, Suite 223, El Segundo, California 90245. Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chemical Capital Corporation, a New York corporation ("Chemical Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chemical Capital is a wholly owned subsidiary of Chase. The general partner of each of Principals and European Principals is Chemical Capital. Chemical Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chemical Capital, each of whom is a U.S. citizen.

                  Chase Bank is a New York corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase Bank.

                  Chase is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase.

                  Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses or residence addresses and principal occupations or employments of each general partner of Baseball, each of whom is a U.S. citizen. Baseball is a New York general partnership formed for the purposes of investing in venture capital and leveraged buyout transactions. The general partners of Baseball are current and former employees of CCP and CMCC.

                  To CMCC's, CVCA's and Baseball's knowledge, the responses to Items 2(d) and (e) of Schedule 13D are negative with respect to each such entity and all persons regarding whom information is required hereunder by virtue of each such entity's responses to Item 2.

                  Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that in addition to CVCA, CMCC and Baseball the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chemical Capital, Chemical Capital's executive officers and directors,

                              (Page 6 of 20 Pages)

Principals, Principals' controlling partners, European Principals, European Principals' controlling partners, Chase, Chase's executive officers and directors, Chase Bank, Chase Bank's executive officers and directors, and Baseball's individual general partners, the information provided in Items 3-6 with respect to CVCA, CMCC and Baseball should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, CMCC or Baseball, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA, CMCC or Baseball or a member of a group together with CVCA, CMCC or Baseball either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 5.           Interest in Securities of the Issuer.

                  CMCC is deemed to be the beneficial owner of 1,991,690 shares of the Issuer's Common Stock. CMCC's deemed beneficial ownership represents 8.2% of the Common Stock outstanding at December 31, 1996. As disclosed in Items 2, 5 and 6, CMCC has shared voting and dispositive power with respect to such shares of Common Stock.

                  CVCA is deemed to be the beneficial owner of 1,385,388 shares of the Issuer's Common Stock. CVCA's deemed beneficial ownership represents 8.2% of the Common Stock outstanding at December 31, 1996. Except as may otherwise be disclosed in Items 2, 5 and 6, CVCA has sole voting and dispositive power with respect to such shares of Common Stock.

                  Baseball is deemed to be the beneficial owner of 393,226 shares of the Issuer's Common Stock. Baseball's deemed beneficial ownership represents 2.3% of the Common Stock outstanding at December 31, 1996. As disclosed in Items 2, 5 and 6, Baseball has shared voting and dispositive power with respect to such shares of Common Stock.

                  All such ownership percentages of the Issuer's Common Stock reported herein and in Item 6 below are based on information provided to the Former TWI Stockholders by the Company in connection with the Merger that there were 13,498,752 issued and outstanding shares of the Company immediately prior to the Merger and are reported herein to the best knowledge and belief of the reporting persons.

                  Except as reported in Items 3-6 herein and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA, CMCC and Baseball has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA, CMCC or Baseball, respectively.

                              (Page 7 of 20 Pages)

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

                  CCP is the sole general partner of CVCA and acts as investment manager for CMCC, and has a pecuniary interest in the securities of the Issuer held by such persons, but the amount of such interest is not readily determinable because it is contingent on numerous factors, including vesting and CVCA's and CMCC's respective rates of return. Baseball has agreed to give CCP a proxy to vote the securities of the Issuer held by Baseball. Baseball has also agreed to enter into certain "co-sale" and "drag along" agreements with CMCC and CCP with respect to the respective securities of the Issuer held by Baseball and CMCC. As a result of these arrangements and relationships, (i) CCP and its controlling persons may be deemed to have voting and dispositive power with respect to the securities of the Issuer held by CVCA, CMCC and Baseball (constituting in the aggregate 3,770,304 shares of Common Stock of the Issuer, representing an aggregate of approximately 22.3% of the Issuer's total outstanding Common Stock at December 31, 1996), and (ii) CMCC may be deemed to have voting and dispositive power with respect to the securities of the Issuer held by Baseball.

                  In connection with the consummation of the Merger, certain stockholders of the Company, including CMCC, CVCA and Baseball (collectively, the "Chase Entities"), Hans Sternberg, Sean Reilly, Premier Venture Capital Corporation ("Premier"), Advantage Capital Partners, Limited Partnership ("Advantage I"), Advantage Capital Partners II, Limited Partnership ("Advantage II", and, together with Hans Sternberg, Sean Reilly, Premier, and Advantage I, the "Wireless One Holders"), Heartland and certain of its subsidiaries (collectively "Heartland"), MWTV, VCI and VanCom (MWTV, VCI and VanCom, collectively, the "Non-Chase Former TruVision Holders") and the Company, entered into an Amended and Restated Stockholders Agreement, dated as of July 29, 1996 (the "Stockholders Agreement"). A copy of the Stockholders Agreement is attached hereto as Exhibit F.

                  Pursuant to the Stockholders Agreement, the parties thereto agreed to vote their Common Stock so that the Board of Directors of the Company (the "Board") will have nine members, one of whom will be designated by a majority of the shares of Common Stock held by the Non-Chase Former TruVision Holders (who shall initially be Henry M.Burkhalter), three of whom will be designated by a majority of the shares of Common Stock held by Heartland (at least one of whom must be independent of Heartland, the Company and the Wireless One Holders) (the independent director of which shall initially be Daniel L. Shimer and the two other directors of which shall initially be David E. Webb and J.R. Holland, Jr.), three of whom will be designated by a majority of the shares of Common Stock held by the Wireless One Holders (at least one of whom must be independent of Heartland, the Company and the Wireless One Holders) (the independent director of which shall initially be William K. Luby, and the other directors of which shall initially be Sean Reilly and Hans Sternberg), and two of whom will be designated by the Chase Entities (who shall initially be Arnold Chavkin and William Van Devender).

                  The Stockholders Agreement provides, among other things, that
(i) no party to the Stockholders Agreement shall transfer its shares of Common Stock (other than in a public

                              (Page 8 of 20 Pages)

sale) unless the transferee becomes a party to the Stockholders Agreement, and
(ii) until October 24, 1998, the parties to the Stockholders Agreement may not (without prior approval of the Board), (a) acquire (subject to certain exceptions described in the Stockholders Agreement) any additional equity securities of the Company, (b) solicit proxies or consents in opposition to solicitations made by or on behalf of the Board or (c) other than in connection with the Stockholders Agreement, act together with any other person to acquire, hold, vote or dispose of securities of the Company.

                  The Reporting Persons believe, based upon the Schedule 14A filed by the Company on May 24, 1996 in connection with the Merger, that the parties to the Stockholders Agreement collectively beneficially own an aggregate of approximately 10,634,802 shares of Common Stock, representing approximately 62.5% of the outstanding Common Stock at July 29, 1996, including 78,015 shares of Common Stock which Henry Burkhalter has the power, under his options, to purchase within 60 days, and those shares of Common Stock presently held in escrow pursuant to the Escrow Agreements.

                  Except as described in this statement and as provided in the

Merger Agreement and the Stockholders Agreement, none of the Reporting Persons (directly or indirectly), has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company.

                  Copies of the Merger Agreement, the First Amendment to Merger Agreement, the Non-Acquisition Escrow Agreement, the Acquisition and Market Escrow Agreement, the Registration Agreement, and the Stockholders Agreement are attached hereto as Exhibits A, B, C, D, E, and F, respectively, and are incorporated herein by this reference. The descriptions of such documents set forth herein do not purport to be complete and are qualified in their entirety by reference to such documents.

Item 5.           Material to be Filed as Exhibits.

                    *Exhibit A     --    Merger Agreement
                    *Exhibit B     --    First Amendment to Merger Agreement
                    *Exhibit C     --    Non-Acquisition Escrow Agreement
                    *Exhibit D     --    Acquisition and Market Escrow Agreement
                    *Exhibit E     --    Registration Agreement
                    *Exhibit F     --    Stockholders Agreement

SCHEDULE A

                  Item 2 information for executive officers and directors of Chemical Capital Corporation.

SCHEDULE B

                  Item 2 information for executive officers and directors of The Chase Manhattan Bank.

--------
*  Filed Previously

                              (Page 9 of 20 Pages)

SCHEDULE C

                  Item 2 information for executive officers and directors of The Chase Manhattan Corporation.

SCHEDULE D

                  Item 2 information for general partners of Baseball Partners.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

                                    CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                      By: CHASE CAPITAL PARTNERS,
                                            its General Partner

                                    By:  /s/ Jeffrey C. Walker
                                       ---------------------------------
                                       Name:  Jeffrey C. Walker
                                       Title: General Partner

Date:  February 12, 1997

                              (Page 10 of 20 Pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CHASE MANHATTAN CAPITAL CORPORATION

                                    By:       /s/ Jeffrey C. Walker
                                       ----------------------------------
                                       Name:   Jeffrey C. Walker
                                       Title:  President

Date:  February 12, 1997

                              (Page 11 of 20 Pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BASEBALL PARTNERS

                                    By:     /s/ Christopher C. Behrens
                                       ------------------------------------
                                       Name:   Christopher C. Behrens
                                       Title:  Partner

Date:  February 12, 1997


                              (Page 12 of 20 Pages)

                                   SCHEDULE A

                          CHEMICAL CAPITAL CORPORATION

                               Executive Officers

President                                             Jeffrey C. Walker**
Executive Vice President                              Mitchell J. Blutt, M.D.**
Vice President & Secretary                            Gregory Meridith*
Vice President & Treasurer                            Donna L. Carter**
Assistant Secretary                                   Robert C. Carroll*

                                    Directors

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

--------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                              (Page 13 of 20 Pages)

                                   SCHEDULE B

                            THE CHASE MANHATTAN BANK

                               Executive Officers*

                       Walter V. Shipley, Chairman and CEO
                     Edward D. Miller, Senior Vice Chairman
                     Thomas G. Labrecque, President and COO
                     William B. Harrison, Jr., Vice Chairman

                                   Directors**

                            Principal Occupation or Employment;
Name                        Business or Residence Address
----                        ------------------------------
Frank A. Bennack, Jr.       President and Chief Executive Officer
                            The Hearst Corporation
                            959 Eighth Avenue
                            New York, NY  10019

Susan V. Berresford         President
                            The Ford Foundation
                            320 East 43rd Street
                            New York, NY  10017

M. Anthony Burns            Chairman, President and CEO
                            Ryder System, Inc.
                            3600 N.W. S2nd Avenue
                            Miami, FL  33166

H. Laurance Fuller          Chairman of the Board and Chief Executive Officer
                            Amoco Corporation
                            200 East Randolph Drive
                            Chicago, IL  60601

Melvin R. Goodes            Chairman of the Board and
                             Chief Executive Officer
                            Warner-Lambert Company
                            201 Tabor Road
                            Morris Plains, NJ 07950

--------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, N.A., 270 Park Avenue, New York, New York 10017.

** Each of persons named below is a citizen of the United States of America.

                              (Page 14 of 20 Pages)

                            Principal Occupation or Employment;
Name                        Business or Residence Address
----                        ------------------------------

William H. Gray, III        President and Chief Executive Officer
                            United Negro College Fund, Inc.
                            8260 Willow Oaks Corporate Drive
                            P.O. Box 10444
                            Fairfax, VA 22031

George V. Grune             Retired Chairman and Chief Executive
                              Officer the Reader's Digest
                              Association, Inc.
                            Chairman of the Board
                            The DeWitt Wallace-Reader's Digest Fund
                            Lila Wallace-Reader's Digest Fund
                            2 Park Avenue, 23rd Floor
                            New York, NY 10016

William B. Harrison, Jr.    Vice Chairman of the Board
                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, NY 10017-2070

Harold S. Hook              Chairman of the Board
                            American General Corporation
                            2929 Allen Parkway
                            Houston, TX  77019

Helene L. Kaplan            Of Counsel
                            Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue - Room 29-72
                            New York, NY 10022

Thomas G. Labracque         President and Chief Operating Officer
                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, NY 10017-2070

J. Bruce Llewellyn          Chairman of the Board
                            The Philadelphia Coca-Cola Bottling Company,
                            The Coca-Cola Bottling Company of Wilmington, Inc.
                            and Queen City Broadcasting, Inc.
                            The Philadelphia Coca-Cola Bottling Company
                            30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112

Edward D. Miller            Senior Vice Chairman of the Board

                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, NY 10017-2070

                              (Page 15 of 20 Pages)

                            Principal Occupation or Employment;
Name                        Business or Residence Address
----                        ------------------------------

Edmund T. Pratt, Jr.        Chairman Emeritus
                            Pfizer Inc.
                            Astors Lane
                            Port Washington, NY 11050

Henry B. Schacht            Chairman of the Board and
                            Chief Executive Officer
                            Lucent Technologies, Inc.
                            600 Mountain Avenue - Room 6A511
                            Murray Hill, NJ 07974

Walter V. Shipley           Chairman of the Board and Chief
                            Executive Officer
                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, NY 10017-2070

Andrew C. Sigler            Retired Chairman of the Board
                            and Chief Executive Officer
                            Champion International Corporation
                            1 Champion Plaza
                            Stamford, CT 06921

John R. Stafford            Chairman, President and Chief
                            Executive Officer
                            American Home Products Corporation
                            Five Giralda Farms
                            Madison, NJ  07940

Marina v.N. Whitman         Professor of Business Administration
                             and Public Policy
                            The University of Michigan
                            School of Public Policy
                            411 Lorch Hall, 611 Tappan Street
                            Ann Arbor, MI 48109-1220

                              (Page 16 of 20 Pages)

                                   SCHEDULE C

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                       Walter V. Shipley, Chairman and CEO
                     Edward D. Miller, Senior Vice Chairman
                     Thomas G. Labrecque, President and COO
                     William B. Harrison, Jr., Vice Chairman



                            Principal Occupation or Employment;
Name                        Business or Residence Address
----                        ------------------------------

Frank A. Bennack, Jr.       President and Chief Executive Officer
                            The Hearst Corporation
                            959 Eighth Avenue
                            New York, NY  10019

Susan V. Berresford         President
                            The Ford Foundation
                            320 East 43rd Street
                            New York, NY  10017

M. Anthony Burns            Chairman, President and CEO
                            Ryder System, Inc.
                            3600 N.W. S2nd Avenue
                            Miami, FL  33166

H. Laurance Fuller          Chairman of the Board and Chief Executive Officer
                            Amoco Corporation
                            200 East Randolph Drive
                            Chicago, IL  60601

Melvin R. Goodes            Chairman of the Board and
                            Chief Executive Officer
                            Warner-Lambert Company
                            201 Tabor Road
                            Morris Plains, NJ 07950

William H. Gray, III        President and Chief Executive Officer
                            United Negro College Fund, Inc.
                            8260 Willow Oaks Corporate Drive
                            P.O. Box 10444
                            Fairfax, VA 22031

--------

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017.

                              (Page 17 of 20 Pages)

                            Principal Occupation or Employment;
Name                        Business or Residence Address
----                        ------------------------------

George V. Grune             Retired Chairman and Chief Executive
                             Officer the Reader's Digest
                             Association, Inc.
                            Chairman of the Board
                            The DeWitt Wallace-Reader's Digest Fund
                            Lila Wallace-Reader's Digest Fund
                            2 Park Avenue, 23rd Floor
                            New York, NY 10016

William B. Harrison, Jr.    Vice Chairman of the Board
                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, NY 10017-2070

Harold S. Hook              Chairman of the Board
                            American General Corporation
                            2929 Allen Parkway
                            Houston, TX  77019

Helene L. Kaplan            Of Counsel
                            Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue - Room 29-72
                            New York, NY 10022

Thomas G. Labracque         President and Chief Operating Officer
                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, NY 10017-2070

J. Bruce Llewellyn          Chairman of the Board
                            The Philadelphia Coca-Cola Bottling Company,
                            The Coca-Cola Bottling Company of Wilmington, Inc.
                            and Queen City Broadcasting, Inc.
                            The Philadelphia Coca-Cola Bottling Company
                            30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112

Edward D. Miller            Senior Vice Chairman of the Board
                            The Chase Manhattan Corporation

                            270 Park Avenue, 8th Floor
                            New York, NY 10017-2070

Edmund T. Pratt, Jr.        Chairman Emeritus
                            Pfizer Inc.
                            Astors Lane
                            Port Washington, NY 11050

                              (Page 18 of 20 Pages)

                            Principal Occupation or Employment;
Name                        Business or Residence Address
----                        ------------------------------


Henry B. Schacht            Chairman of the Board and
                             Chief Executive Officer
                            Lucent Technologies, Inc.
                            600 Mountain Avenue - Room 6A511
                            Murray Hill, NJ 07974

Walter V. Shipley           Chairman of the Board and Chief
                            Executive Officer
                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, NY 10017-2070

Andrew C. Sigler            Retired Chairman of the Board
                            and Chief Executive Officer
                            Champion International Corporation
                            1 Champion Plaza
                            Stamford, CT 06921

John R. Stafford            Chairman, President and Chief
                             Executive Officer
                            American Home Products Corporation
                            Five Giralda Farms
                            Madison, NJ  07940

Marina v.N. Whitman         Professor of Business Administration
                             and Public Policy
                            The University of Michigan
                            School of Public Policy
                            411 Lorch Hall, 611 Tappan Street
                            Ann Arbor, MI 48109-1220

                              (Page 19 of 20 Pages)

                                   SCHEDULE D

                                BASEBALL PARTNERS

                                General Partners*

                  Each of the persons named below is a general partner of Baseball Partners and is a citizen of the United States of America:

Name                      Principal            Business
                          Occupation           or Residence Address
                          or Employment

Christopher C. Behrens    Principal, Chase     Chase Capital Partners
                          Capital Partners     380 Madison Avenue
                                               12th Floor
                                               New York, New York  10017

Robert L. Egan            President,           Hudson River Capital LLC
                          Hudson River         667 Madison Avenue
                          Capital LLC          25th Floor
                                               New York, New York  10017

Edward T. Irwin           Vice President,      Banque Paribas
                          Banque Paribas       787 Seventh Avenue
                                               New York, New York  10019

William K. Luby           Consultant           179 Bingham Avenue
                                               Rumson, New Jersey  07760

Howard D. Unger           Consultant           Ten Randon Farms Circle
                                               Chappaqua, New York  10514

Maria Willets             Consultant           2 West 67th Street
                                               Apt. 8B
                                               New York, New York  10023


--------
* Each of the persons named below is a general partner of Baseball Partners and is a citizen of the United States of America.

                              (Page 20 of 20 Pages)